SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA (Less than 5%)

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of The
First Years Inc. The principal executive offices of The First
Years are located at One Kiddie Drive, Avon, MA 02322.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Opportunity Partners L.P. 60
Heritage Drive, Pleasantville, NY 10570.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
NA

ITEM 4. PURPOSE OF TRANSACTION

Opportunity Partners L.P. has submitted a shareholder proposal requesting that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
NA (Less than 5%)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Shareholder proposal.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/25/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein



Exhibit 1
Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net
September 19, 2003

Susan Donaldson Novins
General Counsel
The First Years, Inc.
One Kidde Drive
Avon, MA 02322-1171

Dear Ms. Novins:

We have beneficially owned shares of The First Years, Inc. ("TFY") valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting.

RESOLVED: The stockholders of The First Years ("TFY") request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

                      Supporting Statement

Ron Sidman, the CEO of TFY and I agree that the shares of TFY are undervalued. We disagree however about the best way to maximize shareholder value. Mr. Sidman wants to adhere to his current ultraconservative business plan whereas I believe that without meaningful change TFY's stock price will continue to languish far below its all time high of almost $20 per share.

In his letter to stockholders in the 2000 annual report, Mr. Sidman recognized a need to improve TFY's performance but counseled patience, saying, "We are not looking for quick fixes." Fast forward thirty months and its deja vu all over again as Mr. Sidman acknowledges delivering "less than satisfactory financial performance in the first half [of 2003]" and reduces his forecast for sales and earnings.

Stockholders have exhausted their patience. After more than five years of lackluster operating performance, talk of "quick fixes" is no longer relevant. It is now painfully obvious that Mr. Sidman's own plodding leadership is the real impediment to increasing TFY's sales and earnings. We think a permanent fix is needed, i.e., a sale of TFY to a larger more diversified company that can exploit its strengths and get it moving on a growth path.

With Mr. Sidman at the helm, we think the prospects for TFY are continued weak sales and profits, declining revenues from its largest customers, lackluster marketing and sales efforts, and dilution of stockholder value from the issuance of cheap stock options to management and the board of directors. That is hardly a recipe for a higher stock price. On the other hand, TFY could be worth a substantial premium to a strategic acquirer that does not need to hoard cash and can cut expenses and capitalize on synergies. We think there are a number of potential buyers for TFY and that a sale is the surest way to enhance stockholder value.

Basically, we have two choices. We can hope that somehow Mr. Sidman will discard his lethargy and engineer a turnaround of TFY. Or, we can send a message to the board to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of TFY. If you agree with me that the latter course of action is more likely to maximize stockholder value than maintaining the status quo, you should vote FOR this proposal.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner